Perth, Australia Orbital Engine Corporation Limited advises that it has successfully raised 2.8 dollars million through a placement of approximately 23.3 million shares at an issue price of 0.12 cents per share. The Company will also make an offer via a Share Purchase Plan so that all its shareholders resident in Australia and New Zealand are entitled to purchase up to 5,000 dollars worth of ordinary shares in the Company at the placement price. United States shareholders and those resident in other foreign jurisdictions will not be entitled to participate in the Share Purchase Plan.

Paterson Ord Minnett Ltd acted as Lead Manager to the share placement which was well supported by existing shareholders and new investors. The Share Purchase Plan of 3.2 million dollars has also been underwritten by Paterson Ord Minnett Ltd.

The purpose of the capital raising is to augment Orbitals now relatively stable cash reserves in order to demonstrate to customers a higher level of financial independence and security. In line with the Companys announcement to the market in February 2003, it is forecast that the Companys cash at 30 June 2003, excluding the proceeds of the capital raising, will be approximately 6 dollar million. We anticipate a break-even result for the halfyear ending 30 June 2003.With the addition of the proceeds of the capital raising, this improved cash position will engender increased customer confidence and the Company will be better placed to bid and win major programs of work.

Orbital is pleased with the response to the placement.
It demonstrates strong support for the companys strategies and emergence as a profitable business. We are also pleased to provide shareholders with an opportunity to participate in the capital raising through the Share Purchase Plan.

The Share Purchase Plan will enable all Orbital shareholders in Australia and New Zealand to purchase up to $5,000 worth of ordinary shares in Orbital (ranking equally with existing fully paid shares) at the placement price of A0.12 cents per share, without incurring brokerage or other transaction costs.
In the event of shareholder demand in excess of the pool of stock available for the SPP [currently being approximately
26.7 million shares], Orbital may elect to accept additional
SPP applications.

Eligible shareholders who are registered as at 5:00pm
[Perth time] on Wednesday 18 June 2003 will be entitled to participate in the Share Purchase Plan. A letter which sets out the offer under the Share Purchase Plan will be sent to all eligible shareholders shortly after that date.

ends

Orbital is a leading international developer of engine technologies using direct in cylinder fuel injection and lean burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive,marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange
(OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668